Exhibit 3.6

Exhibit Kissed by Fire

Series Designation of

Series Kissed by Fire, a series of Commonwealth Thoroughbreds LLC

In accordance with the Amended and Restated Limited Liability Company Agreement of Commonwealth Thoroughbreds LLC (the “Company”) dated as of September 27, 2019 (the “LLC Agreement”) and amended as of October 1, 2022 and upon the execution of this Exhibit Kissed by Fire by the Company and Commonwealth Markets, Inc. in its capacity as Managing Member of the Company and Initial Member of Series Kissed by Fire, a series of Commonwealth Thoroughbreds LLC (“Series Kissed by Fire”), this exhibit shall be attached to, and deemed incorporated in its entirety into, the LLC Agreement as “Exhibit Kissed by Fire”.

References to Sections and Articles set forth herein are references to Sections and Articles of the LLC Agreement, as in effect as of the effective date of establishment set forth below.

Name of Series	Series Kissed by Fire, a series of Commonwealth Thoroughbreds LLC

Effective date of establishment	October 1, 2022

Managing Member

Commonwealth Markets, Inc., is hereby appointed as the Managing Member of Series Kissed by Fire and shall continue to act as the Managing Member of Series Kissed by Fire until dissolution of Series Kissed by Fire pursuant to Section 12.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE XI.

Initial Member	Commonwealth Markets, Inc.

Series Asset

The Series Asset[s] of Series Kissed by Fire shall comprise up to a 30% interest in a two-year old filly by Friesan Fire out of Kiss in the Forest, by Forest Wildcat, which will be acquired by Series Kissed by Fire upon the initial closing of the Series Offering, together with any assets and liabilities associated with such asset and such other assets and liabilities acquired by Series Kissed by Fire from time to time, as determined by the Managing Member in its sole discretion.

Sourcing Fee

A fee of up to 15% of the purchase price of the Series Asset will be paid to the Managing Member from the offering proceeds at closing as compensation for identifying, investigating, evaluating, and managing the acquisition of a Thoroughbred asset.

Management Fee

As compensation for the services provided by the Managing Member managing the Series’ Thoroughbred Asset and conducting Unitholder relations, the Managing Member will be entitled to receive the following fees:

	●	A training management fee equal to 10% of the amount reserved for payment of training expenses and the working capital contingency stated in the Offering Circular for the Series Offering.
	●	During a Series Thoroughbred’s racing career the Managing Member will be paid a fee equal to 10% of net winnings after fees customarily withheld from purses by the horsemen’s bookkeeper prior to distribution of net purses earned, which will become due and payable to the Managing Member when released by the track at which the race took place, and the purse was earned. The percentage will increase to 20% once the aggregate amount of distributions to Series Unit holders from racing and asset sale activities equals the amount of offering proceeds received by the Series.
	●	After the Series Thoroughbred retires from racing, the Managing Member will be paid a quarterly fee equal to a percentage of any Series Revenue generated by the Series, payable at the time there is a distribution of Series Revenue to Unit Holders of the Series, as described in Distribution Rights below. The percentage will be 10% until the aggregate amount of distributions to Series Unit holders from racing, breeding, and asset sale activities equals the amount of offering proceeds received by the Series, at which time the percentage will increase to 20%.

“Series Revenue” means the cash received by the Series from racing, breeding, and asset sale activities

Purpose	As stated in Section 2.4

Units to be Issued	Subject to Section 6.3(a), the maximum number of Series Kissed by Fire Units the Company can issue is 4,632.

Ownership of Series Kissed by Fire Units held by the Managing Member and its Affiliates

The Managing Member and its affiliates are not required to own a minimum number or percentage of the outstanding Units of Series Kissed by Fire. Nor are the Managing Member and its affiliates subject to maximum number or percentage of the outstanding Units of Series Kissed by Fire that they may own.

Broker	Dalmore Group, LLC

Brokerage Fee	1% of the offering proceeds.

Preference Designation	No Preference Designation shall be required in connection with the issuance of Series Kissed by Fire Units.

Voting

Subject to Section 3.5, the Series Kissed by Fire Units shall entitle the Record Holders thereof to one vote per Unit on any and all matters submitted to the consent or approval of Members generally. No separate vote or consent of the Record Holders of Series Kissed by Fire Units shall be required for the approval of any matter, except as required by the Delaware Act or as provided elsewhere in the LLC Agreement (including this Series Designation).

The affirmative vote of the holders of not less than a majority of the Series Kissed by Fire Units then Outstanding shall be required for:
● any amendment to the LLC Agreement (including this Series Designation) that would adversely change the rights of the Series Kissed by Fire Units;
● mergers, consolidations or conversions of Series Kissed by Fire or the Company; and
● all such other matters as the Managing Member, in its sole discretion, determines shall require the approval of the holders of the Outstanding Series Kissed by Fire Units voting as a separate class.
Notwithstanding the foregoing, the separate approval of the holders of Series Kissed by Fire Units shall not be required for any of the other matters specified under Section 13.1.

Splits	There shall be no subdivision of the Series Kissed by Fire Units other than in accordance with Section 3.7.

Organizational Fee

3% of the proceeds received from the offering of the Series Kissed by Fire Units payable to reimburse the Managing Member for legal, accounting and compliance expenses incurred by the Managing Member to set up the legal and financial framework and compliance infrastructure for the marketing and sale of the Series Kissed by Fire Units and all subsequent offerings.

Other rights

Holders of Series Kissed by Fire Units shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of Series Kissed by Fire Units.

Officers

There shall initially be no specific officers associated with Series Kissed by Fire, although, the Managing Member may appoint Officers of Series Kissed by Fire from time to time, in its sole discretion.

Aggregate Ownership Limit

No Holder other than the Managing Member and its affiliates may acquire Units in the Series that would represent a 3% or more interest in the Thoroughbred Asset and would require the investor to be individually licensed as a racehorse owner.

Minimum Units	One (1) Unit per Member

Fiscal Year	As stated in Section 9.2

Information Reporting	As stated in Section 9.1(c)

Termination	As stated in Section 12.1(b)

Liquidation	As stated in Section 12.3

Amendments to this Exhibit Kissed by Fire	As stated in Article XIII

Executed as of October 10, 2022

COMMONWEALTH THOROUGHBREDS LLC By: Commonwealth Markets, Inc., as managing member By: /s/ Brian Doxtator Title: Chief Executive and Chief Financial Officer